06016697

Rule 3.8A

SEC FILE #82-1852

SUPPL

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
ATLAS PACIFIC LIMITED	32 009 220 053

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market buy-back**
2	Date Appendix 3C was given to ASX	**25th July 2006**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	*Nil*	*231,000*
4	Total consideration paid or payable for the shares	*Nil*	*$69,300.00*

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: **N/A** lowest price paid: date: **N/A**	highest price paid: **$0.30** lowest price paid: **$0.30** highest price allowed under rule 7.33: **$0.3140**

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**4,159,512**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 30/8/06
(~~Director~~/Company secretary)

Print name: **SIMON ADAMS**

== == == == ==

+ See chapter 19 for defined terms.

Atlas south sea pearl

ACN 009 220 053

29th August 2006

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH W.A. 6000

Dear Sir

RE: American Depository Receipt Agreement with Bank of New York

In an announcement to the Australian Stock Exchange made on 30th May 2006, the company advised that it had given notice to the Bank of New York that it would be cancelling its Depository Agreement.

Following further negotiations with the Bank of New York, the company has agreed not to cancel the Depository Agreement and it will pursue the option of down-grading its listing on NASDAQ from the Small Cap Market (Level two listing) to the Over the Counter Bulletin Board (Level one listing).

The Company will continue to try and find ways to reduce its compliance costs in the US.

Yours faithfully

SIMON ADAMS
General Manager (Corporate and Finance)

CRP03 ADR Agreement BNY Aug2806.doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au